                      SKYWAY COMMUNICATIONS HOLDING CORP.
                            6021 - 142nd Avenue North
                              Clearwater, FL 33760

                              Information Statement
                            Pursuant To Section 14(f)
                     of the Securities Exchange Act of 1934
                            and Rule 14f-1 Thereunder

                                  INTRODUCTION

         This Information Statement is being mailed on or before June ___, 2003, to holders of record on June 19, 2003 of shares of Common Stock of SkyWay
Communications Holding Corp., a Florida corporation (the "Company") in connection with changes in members of the Company's Board of Directors.

         We were incorporated under the name Mastertel, Inc. in the State of
Florida on December 16, 1998 as a wholly owned subsidiary of i-Incubator.com,
Inc. (now known as Inclusion, Inc.), a public company that formerly traded on the NASDAQ OTC Electronic Bulletin Board. On December 2, 1999, the Company filed a Certificate of Amendment changing the name of the Company to i-Teleco.com,
Inc. On April 17, 2003, the Company filed a Certificate of Amendment changing the name of the Company to SkyWay Communications Holding Corp.

         This Information Statement is being delivered to provide information regarding changes and anticipated changes in the membership of the Board of
Directors of the Company which occurred and will occur conjunction with the agreements as described below, and is provided for information purposes only.
You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

Change in control of the registrant that has occurred since the beginning of its last fiscal year.

         (a)   The name of the person(s) who acquired such control:  (i) KH-01,
               Inc., a Florida corporation,  Brent Kovar,  President and (ii)
               Sky Way Global, LLC, a Nevada Limited Liability Company, Brent
               Kovar, Manager.

         (b)   The amount and the source of the consideration used by such person(s): Exchange of Stock.

         (c)   The basis of the control: (i) KH-01, Inc. acquired Series B
               Convertible Preferred Shares, constituting more than 50% of the issued and outstanding voting stock of the Company; (ii) Sky
               Way Global, LLC acquired  Series A Convertible Preferred Shares, constituting more than 28% of the issued and outstanding voting stock of the Company.

         (e)   The date and a description of the transaction(s) which resulted in the change in control:

         On June 20, 2003, SWYC Acquisition Corporation, a Florida corporation
("Acquisition Corp.") and our wholly owned subsidiary, merged, pursuant to an
Amended and Restated Agreement and Plan of Merger, dated as of June 19, 2003, with and into Sky Way Aircraft, Inc., ("SkyWay") a Nevada corporation (the
"Merger").

         As a result of the Merger, the outstanding shares of Sky Way common stock converted into one (1) million shares of SWYC Series B Convertible
Preferred Stock, and the Series A Preferred Stock of Sky Way converted into one
(1) million shares of SWYC Series A Convertible Preferred Stock. In addition all of the outstanding shares of Acquisition Corp. converted into shares of Sky Way, making Sky Way our wholly owned subsidiary.

         In total, after taking into account all parties, there are currently approximately 52,000,000 shares of common stock, 1,000,000 shares of Series A
Convertible Preferred Stock and 1,000,000 shares of Series B Convertible
Preferred Stock outstanding at the closing of the Merger.

         As more fully set forth in the Certificate of Designation attached as an Exhibit to the Amended and Restated Merger Agreement, each share of Series A
Preferred Stock has a stated value of $15,000,000 and is convertible, at the option of the Series A Preferred holder, into one hundred (100) shares of our common stock. We have the right to redeem the Series A Preferred Stock within the first (1st) year of closing the transaction for the Stated Value plus 5%.
Also, each share of Series A preferred stock shall have that number of votes on all matters that is equal to the number of shares of Series A Preferred Stock are then convertible and shall have a liquidation preference equal to the Stated
Value plus one (1%) percent per annum thereon from the date of issuance.

         Also, as more fully set forth in the Certificate of Designation attached as an Exhibit to the Amended and Restated Merger Agreement, each share of Series B Preferred Stock has a stated value of $15,000,000 and is automatically convertible into two hundred (200) shares of our common stock, if and only if, from the issuance date to the third (3rd) year anniversary of the issuance date (the "Conversion Period"), (a) the Corporation shall complete a
Qualified Public Offering in the aggregate amount of $25,000,000, (b) during any period of thirty (30) consecutive trading days, the average closing price per share of the Common Stock, as reported on a national securities exchange, the
NASDAQ NMS or Small Cap Market, or the OTC Bulletin Board, equals or exceeds
$4.00 (subject to appropriate adjustment to reflect stock splits, stock dividends, reorganizations and other capitalization changes, and all other events contemplated in), or (c) the Corporation Launches its Product and
Services (as defined in the Certificate of Designation for the Series B
Preferred Stock). If the above requirements are not met during the Conversion
Period, then the Series B Preferred Stock shall be canceled and returned to treasury. The Series B Preferred Stock has similar voting and redemption rights as the Series A Preferred Stock. At this time, the holders of the Series B
Preferred Stock would not be able to convert their shares into our common stock and there is no assurance that they will meet the requirements at a later date.

         In addition, the Agreement and Plan of Merger contains anti-dilution rights, as follows: in the event from the date hereof through the Third (3rd)
Year anniversary of the Effective Date, SWYC issues common stock or preferred stock pursuant to, or in connection with, a capital raise or financing (a
"Financing") in the aggregate amount of up to One Million ($1,000,000) Dollars, the common stockholders of SWYC on the date of the Effective Date, shall be entitled to the issuance of additional shares, on a pro rata basis, equal to the number of shares of common stock or preferred stock issued in connection with such Financing (the "Additional Shares"). The Additional Shares shall be issued of the first day following the closing of each Financing. No holder of SWYC
Preferred Stock shall be entitled to receive any Additional Shares in the event they convert their SWYC Preferred Stock into common stock after the Effective
Date.

         We urge all interested parties to review the Amended and Restated
Agreement and Plan of Merger dated as of June 19, 2003, the Series A and B
Preferred Stock Certificate of Designations, and the other exhibits attached to the Amended and Restated Agreement and Plan of Merger which is attached to the
Company's filing on Form 8-K on June 23, 2003 as Exhibit 2.1.

Voting Securities

         As to each class of voting securities of the registrant entitled to be voted at the meeting (or by written consents or authorizations if no meeting is held), state the number of shares outstanding and the number of votes to which each class is entitled: Approximately 44,619,507 shares of Common Stock as of
June 19, 2003.

Security Ownership of Certain Beneficial Owners

         The following table sets forth the number of shares of Common Stock owned of record and beneficially as of June 23, 2003 by current executive officers, directors, persons who hold 5% or more of the outstanding Common Stock of the Company and by current officers and directors as a group.

         The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the
Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a
"beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.

Security Ownership of Beneficial Owners (1):

TITLE OF CLASS           NAME & ADDRESS                    AMOUNT                  PERCENT

Common Stock             Michael D. Farkas (2)           26,323,630                 50.62%
                         294 South Coconut Lane
                         Miami, Florida 33131

                         Ostonian Securities              6,182,526                 11.89%
                         60 St. James Street
                         London, SW1A 1LE
                         United Kingdom

Security Ownership of Management:

TITLE OF CLASS           NAME & ADDRESS                   AMOUNT                    PERCENT

Common Stock             Jamee Kalimi                       512,049                      *
                         3310 Oak Drive
                         Hollywood, Florida 33021

Series B
Preferred Stock          KH-01, Inc. (3)                  1,000,000(4)               28.4%
                         121 6th Street East
                         Tierra Verde, FL 33715
Series A
Preferred Stock          Sky Way Global, LLC (5)          1,000,000(6)               56.8%
                         121 6th Street East
                         Tierra Verde, FL 33715

Common
and Series A
and B Preferred          All directors and named             512,049 Common
                         executive officers as a group     1,000,000 A Preferred
                         (2 persons) (3) (4) (5)           1,000,000 B Preferred    85.37%

* Less than 1% of the outstanding shares.

(1)   The persons named in this table have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned by each.

(2)   Includes 4,187,744 shares held by Michael D. Farkas individually,
      18,965,557 shares held by Atlas Equity Group, Inc., 647,788 shares held by
      Farkas Group, Inc., and 2,330,493 shares held by Atlas Capital Services,
      LLC. Michael D. Farkas is the sole beneficial shareholder/interest holder and principal of each of these entities. In addition, includes 192,048 shares held by his wife Rebecca Brock.

(3)   KH-01, Inc. is controlled by Brent Kovar, president and director, and Joy
      Kovar, secretary and director, who are beneficial owners of these shares.
      Joy Kovar is the mother of Brent Kovar.

(4)   Each share of Series A Preferred stock converts into 100 shares of common stock upon certain conditions and has 100 votes per share.

(5)    Sky Way Global LLC is controlled by Brent Kovar, president and manager, and Joy Kovar, secretary, who are beneficial owners of these shares. Joy
       Kovar is the mother of Brent Kovar.

(4)    Each share of Series B Preferred stock converts into 200 shares of common stock upon certain conditions and has 200 votes per share, whether or not converted.

Applicable percentages are based upon shares of common stock outstanding as of
June 23, 2003.

Information concerning officers and directors

         As a result of the merger, Ms. Jamee Kalimi resigned as an officer of our Company and James Kent was appointed our new Chief Executive Officer, Brent
Kovar was appointed President and Chief Technology Officer and Joy Kovar was
appointed Corporate Secretary. The bios of the new officers are set forth below.

         In addition, Brent Kovar was appointed to the Board of  Directors, effective immediately and James Kent and Joy Kovar were appointed to the Board of Directors effective, ten (10) days after an Information Statement is mailed to all stockholders of the Company in compliance with Section 14(F) of the
Exchange Act and Rule 14f-1 thereunder.

         Also as a result of the Merger, Ms. Kalimi resigned as a member of the
Board of Directors. Her resignation is to become effective ten (10) days after an Information Statement is mailed to all stockholders of the Company in compliance with Section 14(F) of the Exchange Act and Rule 14f-1 thereunder.

JAMES KENT Mr. Kent, age 64, has been CEO and Director of Sky Way Aircraft since
July 2002 and its CFO since February 2003. He has been director of business operations for Sky Way Global since 2000. From 1998 to 1999, Mr. Kent served as director of operations for Satellite Access Systems, Inc., a satellite services company where he was responsible for the day-to-day operations. From 1997 to
1998 he served as a senior management consultant for Booz, Allen & Hamilton, a government contractor and national/international business consulting firm providing program and financial management services to the U. S. Government.
From 1980 to 1997, Mr. Kent served in various government contract management positions providing financial and program management services supporting national communications and intelligence projects for the Department of Defense,
National Security Agency, and Department of the Navy.

BRENT KOVAR Mr. Kovar, age 35, has been President and Director of Sky Way
Aircraft since inception. In addition, as president and director of research and development and engineering, Mr. Kovar founded Sky Way Global in 2000, a high speed broadband wireless service company. From 1996 to 2000, Mr. Kovar served as the executive vice president and director of research and development for
Satellite Access Systems, a satellite services company. In 1990, Mr. Kovar founded PC, Ltd., a company that produced specialty-designed remote controlled arm and RF/communications related products, and until 1996, he served as president and director of new product engineering. From 1987 to 1989, he was associated with Jacobs Engineering, an national engineering company in Pasadena,
California. From 1986 to 1987, Mr. Kovar worked with Falcon Communications as a wireless communications engineer. Mr. Kovar earned a Bachelor of Science degree from Devry Institute and is currently pursuing seminars and programs with a goal of masters degree.

JOY KOVAR Mrs. Kovar, age 66, has been Secretary and Director of Sky Way
Aircraft since inception. She started working for Sky Way Global in 2000 as vice president of corporate services responsible for administrative support, human relations and accounting services. Her early experience in personnel work was gained during 1957 to 1960 for the Department of Agriculture and later with the
Air Force in 1963 and 1964. In 1960, Mrs. Kovar started Communication Skills
Laboratory, in Pasadena, California. She conducted classes for hundreds of business people. From 1964 to 1993, Mrs. Kovar worked in the field of education.
In addition to classroom experience she worked in school administration, including Federal programs for improvement and State of California team for school inspection. She completed a Bachelor of Arts at Arizona State University in 1957 and a Masters of Arts in 1978 at Redlands University, California with postgraduate work at UCLA. Mrs. Kovar is Brent Kovar's mother.

JAMEE M. KALIMI Jamee M. Kalimi, age 33, has been our Vice President, Secretary and Director since inception and President since July 15, 2001. She is a marketing and telecommunications expert with a strong ability to create new strategies and business plans. Ms. Kalimi was previously President and Director of i-Incubator.com, Inc.(now known as Inclusion, Inc.) a publicly traded company previously listed on the OTC Electronic Bulletin Board. (OTC:BB INQU). Ms.
Kalimi is also President of i-CarAuction.com, Inc., and Schoolwurks, Inc., which were both subsidiaries of i-Incubator.com, Inc. Ms. Kalimi has been heavily involved in the telecommunications industry since 1990, specializing in pay per call services and the marketing of such services. She has an active real estate license in the State of Florida which she obtained in 1995. Prior to working for us, she was an assistant to the President of Atlas Equity Group, Inc. from
February 1998 to October 1998. She worked as a Real Estate Sales and Leasing
Manager for Sclar Realty from April 1996 to February 1998 and President of AvJam
Communications, Inc. from January 1994 to April 1996.

         All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. We have not compensated our Directors for service on our Board of
Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our
Board of Directors. Officers are appointed annually by our Board of Directors and each Executive Officer serves at the discretion of our Board of Directors.
We do not have any standing committees. The Company's board of directors did not hold any formal meetings during the fiscal year which ended December 31, 2002.
Our Board of Directors may in the future determine to pay Directors' fees and reimburse Directors for expenses related to their activities.

         None of our Officers and/or Directors have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.

Executive Compensation

         No current officer or director has received any remuneration or compensation from the Company Pursuant to a Bonus Stock Issuance Agreement May
30, 2003, Ms. Kalimi, our prior president, received 500,000 shares of common stock for services valued at $85,000 or $.17 per share.

         At the Closing of the transaction, the Company entered into employment agreements with Mr. Kent and Mr. Kovar, as follows:

        o   Employment Term:  3 years

        o   Compensation: Base Salary of $150,000 per annum, increased by a minimum ten (10%) percent on the first anniversary of the
            appointment date and on each anniversary date thereafter during the employment term. In addition, a grant of stock options to purchase
            210,000 shares of common stock of that vest as follows: 70,000 on the 1st anniversary of the appointment date; 70,000 on the 2nd anniversary of the appointment date; and 70,000 on the 3rd anniversary of the appointment date. The option exercise price shall be the closing market price for the common stock on the appointment date, and the exercise period will be three years from the vesting date.

        o   Termination: The agreement may be terminated upon death, disability, cause and without cause as set forth in the agreement.

        o   Confidentiality and Assignment of Inventions: The agreement contains confidentiality provisions and also requires an assignment of all inventions without further compensation than already stated in the agreements.

         In addition, at closing, we entered into a perpetual New License
Agreement with Sky Way Global LLC for the following technology: Certain voice and data transmission technology known and referred to as SkyWay Technology,
(hereinafter "Licensed Technology") that is set forth in the specification of
United States patent application number 09/592,687, filed June 13, 2000, and entitled "Digital data transmission utilizing vector coordinates within a hyperbola model." We agreed to pay a quarter royalty of three (3) percent of the
Company's Net Revenues (as defined in the New License Agreement) from the sale of products embodying or services using the licensed technology or sublicensing the licensed technology to third parties.

Compliance with Section 16(a) of the Exchange Act

            The Company has been advised by its officers, directors and principal shareholders that as of the end of its most recent fiscal year, its officers and directors were current in filing all required reports pursuant to
Section 16(a) of the Exchange Act.

Certain Relationships and Related Transactions

Closing and Post Closing

         As a result of the Merger, the outstanding shares of Sky Way Aircraft common stock owned by KH-01, Inc. converted into one million shares of SWYC
Series B Convertible Preferred Stock and the Series A Preferred Stock of Sky Way
Aircraft owned by Sky Way Global, LLC converted into one (1) million shares of
SWYC Series A Convertible Preferred Stock.

         At closing, we entered into a irrevocable, world-wide, exclusive and perpetual License Agreement with Sky Way Global LLC for the following technology: Certain voice and data transmission technology known and referred to as SkyWay Technology, (hereinafter "Licensed Technology") that is set forth in the specification of United States patent application number 09/592,687, filed
June 13, 2000, and entitled "Digital data transmission utilizing vector coordinates within a hyperbola model." We agreed to pay a quarter royalty of three (3%) percent of the Company's Net Revenues (as defined in the New License
Agreement), from the sale of products embodying or services using the licensed technology or sublicensing the licensed technology to third parties.

Pre-Closing transactions related to Sky Way Aircraft, Inc.

         Family Relationships. Joy Kovar is the mother of Brent Kovar.

         Costs and Services. During April 2002, Sky Way Aircraft issued
5,400,000 shares of common stock to KH-01, Inc. for payment of organization costs of $1,870 and non- cash services rendered valued at $3,530.

         Old License with Sky Way Global. As of March 11, 2003, following a stock split, Sky Way Aircraft entered into an Amended and Restated Software
License and Services Agreement with Sky Way Global LLC. In consideration of the grant of the license, Sky Way Global or its assigns were issued 1,360 shares of our common stock. This agreement was terminated and replaced by the New License
Agreement with Sky Way Global described above.

         Advances. Sky Way  Global has billed Sky Way Aircraft a total of approximately $1,300,000 for expense advances from inception to the closing of the merger. This debt was discharged in payment for 1,000,000 shares of Class A
Preferred Stock of Sky Way Aircraft issued to Sky Way Global on June 19, 2003.

         Issuance of Class A Preferred Stock. On June 19, 2003 Sky Way Aircraft
issued 1,000,000 shares of its Class A Preferred Stock to Sky Way Global in exchange for discharge of approximately $1,300,000 in debt.

Pre-Closing transactions related to SkyWay Communications Holding Corp.

         The Company shared office space in a building located at 1680 Michigan
Avenue, Miami Beach, Florida. The facility is leased pursuant to a month to month lease. The primary tenant is Atlas Equity Group, Inc. Michael D. Farkas, a principal shareholder is the President and sole shareholder of Atlas Equity
Group, Inc. The ultimate landlord is not affiliated with us. No rent was charged to us. At the closing of the Merger, we have determined to move our office space to 6021 - 142nd Avenue North, Clearwater, FL 33760, the current space occupied by Sky Way Aircraft.

         On March 14, 2002, the Company issued 14,201,502 shares of common stock to Atlas Equity Group, Inc. for the conversion of $71,007.51 in debt.

         On April 17, 2003, the Company issued 4,079,148 shares of common stock to Michael D. Farkas at $0.005 per share for the conversion of promissory notes in the amounts of $20,396 including accrued interest of $406. In addition, Atlas
Equity Group, Inc. converted $711 of expenses it was owed into 142,170 shares of common stock.

         On June 2, 2003, the Company agreed to issue 350,000 shares of common stock to Atlas Equity Group, Inc. for the conversion of $7,045.85 in debt.